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                          November 25, 2020

       Bryan Baldasare
       Executive Vice President, Chief Financial Officer
       MERIDIAN BIOSCIENCE INC
       3471 River Hills Drive
       Cincinnati, Ohio 45244

                                                        Re: MERIDIAN BIOSCIENCE
INC
                                                            Registration
Statement on Form S-3
                                                            Filed November 23,
2020
                                                            File No. 333-250878

       Dear Mr. Baldasare:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              F. Mark Reuter, Esq.